SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  October 13, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated October 12, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   October 13, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Form 20-F, File No. 001-32500

Trade Symbol:

  TSX:

 TNX

Connecticut Office:

  NYSE Amex Equities:  TRE

93 Benton Hill Road

South Surrey Office:

Sharon, CT  06069

Suite 404 – 1688 152nd Street

Tel:  (860) 364-1830

South Surrey, BC  V4A 4N2

Fax:  (860) 364-0673

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:

    www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – October 12, 2009

Tanzanian Royalty Chairman to Provide $1 Million Private Placement

Tanzanian Royalty Exploration Corporation announces that Mr. James E. Sinclair has agreed to provide $1,000,000 by way of a private placement with the proceeds being applied to general working capital.  Mr. Sinclair has agreed to purchase 310,559 shares at a price of $3.22 per share for net proceeds totalling $1,000,000.  The price reflects the greater of the closing price on the Toronto Stock Exchange of the Corporation’s shares on October 9, 2009 of $3.22 and the 5-day weighted average trading price for the five consecutive trading days ended October 9, 2009 of $3.131.  If the closing price on the Toronto Stock Exchange of the Corporation’s shares on the date of closing is greater than the above, the share price and number of shares to be issued will be adjusted to reflect the higher price.  Upon completion of the $1 million private placement, the $3 million private placement agreement between the Company and Mr. Sinclair announced February 3, 2009 will be complete.   Mr. Sinclair has confirmed his intention to continue providing funding to the company as and when required.

The private placement common shares are subject to certain mandated hold periods and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with this placement.  The private placement is subject to regulatory approval.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.